Exhibit 99.1

Public Announcement to the shareholders of Patni Computer Systems Limited

This public announcement (“PA”) is being issued by Kotak Mahindra Capital Company Limited (“Manager to the Offer”), on behalf of Pan-Asia iGATE Solutions and iGATE Global Solutions Limited (jointly referred to as “Acquirers”) along with iGATE Corporation hereinafter referred to as person acting in concert (“PAC”), pursuant to and in accordance with, among others, regulations 10 and 12 of the Securities and Exchange Board of India (Substantial Acquisition of Shares and Takeovers) Regulations, 1997 and subsequent amendments thereto (“Regulations”) to the shareholders of Patni Computer Systems Limited (“Target Company”).

In connection with the Offer (as defined hereinafter) for certain equity shares of the Target Company, the Acquirers and the PAC will, directly and/or through a subsidiary or affiliate, file tender offer documentation (including a Letter of Offer (as defined hereinafter)) with regulatory authorities including the Securities and Exchange Board of India (“SEBI”) and the United States Securities and Exchange Commission (“SEC”). The Offer is subject to the various terms and conditions included in these materials. Investors and Target Company’s shareholders are strongly encouraged to read these materials once they become available including, for investors in Target Company’s American Depositary Shares (“ADS”), the tender offer statement and related documents filed with the SEC, because they will contain important information. Documents filed with the SEC will be available for no charge on the SEC’s website at www.sec.gov.

The Offer

1.	Pan-Asia iGATE Solutions and iGATE Global Solutions Limited are the Acquirers and iGATE Corporation is the PAC for the purpose of this Offer (as defined below).

2.	This open offer (“Offer”) is being made by the Acquirers and the PAC in accordance with regulations 10 and 12 of the Regulations pursuant to certain agreements to acquire more than 15% of the voting rights of the Target Company and a proposed change in control of the Target Company. On January 10, 2011, (“Execution Date”) the Acquirers have entered into following Share Purchase Agreement(s) and Securities Purchase Agreement (the whole transaction “Acquisition”):

a.	Share Purchase Agreement (“Vendors’ SPA”) among (i) Pan-Asia iGATE Solutions and iGATE Global Solutions Limited, and (ii) promoter group of Target Company (“Vendors”), to acquire 6,00,91,202 (“Sale Shares”) fully paid-up equity shares of face value Rs.2/- each (each a “Share”) representing 45.64% of Current Equity Capital (as defined hereinafter) of the Target Company at a price of Rs.503.50 (Rupees Five Hundred Three and Paise Fifty Only) per Share, subject to the fulfillment, inter alia, of certain conditions in the Vendors’ SPA.

b.	Securities Purchase Agreement (“PE Investor ADS Securities Purchase Agreement”) among (i) Pan-Asia iGATE Solutions and (ii) General Atlantic Mauritius Limited (“PE Investor”) to acquire 2,01,61,867 ADS (“PE Investor ADS”) of the Target Company, with each ADS representing 1 underlying Share in the Target Company and such underlying Shares representing 15.31% of the Current Equity Capital, at a price of the dollar-equivalent (as of the date of the agreement) of Rs.503.50 (Rupees Five Hundred Three and Paise Fifty Only) per Share underlying the ADS, subject to the fulfillment, inter alia, of certain conditions in the PE Investor ADS Securities Purchase Agreement.

c.	Share Purchase Agreement (“PE Investor Shares SPA”) among (i) Pan-Asia iGATE Solutions and (ii) the PE Investor to acquire 27,52,081 Shares (“PE Investor Shares”) representing 2.09% of the Current Equity Capital at a price of Rs.503.50 (Rupees Five Hundred Three and Paise Fifty Only) per Share, subject to the fulfillment, inter alia, of certain conditions in the PE Investor Shares SPA.

The Vendors and the PE Investor are hereinafter collectively referred to as the “Sellers”.

3.	The Vendors currently hold 6,00,91,202 Shares in the Target Company constituting 45.64% of the Current Equity Capital as of the date of this PA. As per stock exchange filings with National Stock Exchange of India Limited (“NSE”) and Bombay Stock Exchange Limited (“BSE” and, together with the NSE, the “Stock Exchanges”), the Vendors belong to the promoter group of the Target Company. The shareholding of Vendors as of the date of this Public Announcement is as shown below:

Name of the Shareholder	Number of Shares	Percentage Shareholding*	Percentage Shareholding**
G. K. Patni & R. G. Patni	31,18,800	2.37	2.30
R. G. Patni & G. K. Patni	30,75,000	2.34	2.27
Amit Patni & Ruchi Patni	1,80,000	0.14	0.13
Ruchi Patni	12,26,901	0.93	0.90
Arihant Patni	48,90,401	3.71	3.61
Amit Patni	37,86,000	2.88	2.80
G. K. Patni	9,70,500	0.74	0.72
Shruti Patni	16,10,000	1.22	1.19
Aakruti Amit Patni	2,43,750	0.18	0.18
Ayushi Amit Patni	2,43,750	0.18	0.18
A. K. Patni & S. A. Patni	43,95,800	3.34	3.24
S. A. Patni & A. K. Patni	34,65,500	2.63	2.56
A. K. Patni	28,28,000	2.15	2.09
Apoorva Patni	43,58,802	3.31	3.22
Vasundhara Patni	50,00,000	3.80	3.69
N. K. Patni	18,76,000	1.42	1.39
Poonam Patni	5,66,602	0.43	0.42
isolutions Inc	1,82,55,396	13.87	13.48
Total	6,00,91,202	45.64	44.37

*	% shareholding calculated with respect to Current Equity Capital
**	% shareholding calculated with respect to Diluted Equity Capital

4.	PE Investor currently holds 27,52,081 Shares constituting 2.09% of the Current Equity Capital and 2,01,61,867 ADS with each ADS representing 1 underlying Share in the Target Company and such underlying Shares constituting 15.31% of Current Equity Capital.

5.	Pursuant to this Offer, the Acquirers and the PAC propose to acquire 2,70,85,565 Shares of the Target Company (“Offer Size”) representing 20.6% of the Current Equity Capital (20% of the Diluted Equity Capital as defined in para 9 below) of the Target Company, at a price of Rs.503.50 (Rupees Five Hundred Three and Paise Fifty Only) for each Share of the Target Company (“Offer Price”), to be paid in cash in accordance with the Regulations. There are no partly paid-up equity shares of the Target Company. This Offer is not subject to any minimum level of acceptance.

6.	This Offer is subject to the receipt of certain approvals and the terms and conditions set out below and in the letter of offer that is to follow.

7.	The salient features of the Vendors’ SPA, the PE Investor ADS Securities Purchase Agreement and the PE Investor Shares SPA are as follows:

Salient features of the Vendors’ SPA:

A.	The completion under the Vendors’ SPA (“Vendors’ Completion”) is conditional on, inter-alia, the following:

a)	completion of open offer obligations by the Acquirers under the Regulations;

b)	receipt of approval from RBI for (a) acquisition of shares by Pan-Asia iGATE Solutions from resident Vendors; (b) acquisition of shares by iGATE Global Solutions Limited from non-resident Vendors; and (c) sale of shares owned by iSolutions, Inc. (one of the Vendors), an overseas corporate body, and forming part of the Sale Shares, to Pan-Asia iGATE Solutions;

c)	(i) expiration or termination of any waiting periods under the United States Hart-Scott-Rodino Act (“HSR Act”) or other applicable antitrust laws in respect of the Acquisition, and (ii) obtaining of any approvals from any governmental authority required for the consummation of the Acquisition;

d)	no writ, judgment, injunction, decree, or similar order from any court of other authority being in effect or any law restraining or otherwise preventing the consummation of the Acquisition;

e)	Simultaneous consummation of transactions contemplated under the PE Investor ADS Securities Purchase Agreement and PE Investor Shares SPA.

B.	Subject to the Acquirers having deposited in the escrow account 100% of the consideration for the shares to be acquired as a part of the Offer within five (5) business days from (i) the expiry of 21 (Twenty one) days from the date of the PA, or (ii) expiration or termination of any waiting periods under the HSR Act, whichever is later, the Vendors would facilitate appointment of 2 (two) nominees of the Acquirers as directors on the board of the Target Company (“Board”) and a nominee as an observer (“Observer”) for a period until the Vendors’ Completion. The Observer is allowed to attend all meetings of the Board and committees of the Board and receive notices of all meetings of the Board and committees of the Board (including for any matter which may be proposed to be passed by circular resolution). Provided however, that till Vendors’ Completion, the Observer and the additional directors nominated by the Acquirers shall not be entitled to participate in or receive notices relating to any Board discussions or Board decision-making involving the pricing (including the setting of discounts, rebates, or other price-related terms), bidding, bidding strategies, marketing, or sales efforts relating to any products or services of the Target Company that are or will be sold in direct competition with the Acquirers and/or its affiliates.

C.	Upon the Manager to the Offer issuing a certificate to SEBI certifying the satisfaction of all Acquirers’ obligations under the Regulations in respect of the Offer pursuant to this PA, the Sale Shares shall be transferred to the Acquirers and the consideration payable for the Sale Shares shall be paid to the respective Vendors subject to, and in accordance with, the terms of the Vendors’ SPA (including, the conditions to the Vendors’ Completion).

D.	Payment for the Sale Shares shall be made in Indian Rupees, save and except payments to iSolutions Inc., which shall be made in United States Dollars equivalent of the amount due and payable as of the date of the payment.

E.	On Vendors’ Completion, three nominees of the Vendors appointed on the Board will resign and nominees of the Acquirers will be appointed as directors on Board of the Target Company.

F.	Following Vendors’ Completion, the Acquirers will be entitled to use the name ‘PATNI’ and the Vendors will not challenge any such use of the ‘PATNI’ name or the Target Company’s logo and/or marks (registered or unregistered) by the Acquirers, Target Company or any of their respective affiliates. However, Vendors will be entitled to use the name ‘Patni’ (except Target Company’s logo and/or marks) for any business or company so long as such business or company can be differentiated from the Target Company.

G.	From the Execution Date and until the end of 12 (twelve) months from the date of Vendors’ Completion, none of (i) Gajendra Kumar Patni; (ii) Rajnikanta Gajendrakumar Patni; (iii) Amit Kumar Gajendrakumar Patni; (iv) Ruchi Amitkumar Patni; (v) Ayushi Amitkumar Patni; (vi) Akruti Amitkumar Patni; (vii) Arihant Gajendrakumar Patni; (viii) Shruti Arihant Patni; (ix) Ashok Kumar Patni; (x) Sadhna Ashokkumar Patni; (xi) Apoorva Ashokkumar Patni;

(xii) Vasundhara Apoorva Patni; (xiii) Narendra Kumar Patni; (xiv) Poonam Patni; and (xv) Ambika Patni (together the “Restricted Parties”) will carry on or be engaged or concerned in any other entity which is engaged in the same business as the Target Company. However, the restrictions will not apply to Anirudh Patni.

H.	From the Execution Date and until the end of 18 (eighteen) months from the date of Vendors’ Completion, none of the Restricted Parties will solicit any person who is (or was within 3 (three) months prior to such solicitation) a director or an employee of the Target Company or any of its subsidiaries with annual cost-to-company of Rs.20,00,000 (Rupees Twenty Lacs Only) or more.

I.	From the Execution Date and until the end of 18 (eighteen) months from the date of Vendors’ Completion, none of the Restricted Parties will solicit certain specified customers (or any parent of such customer and any subsidiary of such parent) or attempt to induce such customer to either cease to be a customer of, or reduce the business between such customer and, the Target Company or its subsidiary.

J.	No non-compete fee is being paid by the Acquirers to the Vendors.

K.	The Vendors’ SPA is not to be acted upon by the Acquirers and Vendors unless all provisions of the Regulations are complied with by the Acquirers and the Vendors.

Salient features of the PE Investor Shares SPA and the PE Investor ADS Securities Purchase Agreement:

A.	The completion under the PE Investor Shares SPA and the PE Investor ADS Securities Purchase Agreement (“PE Investor Completion”) is conditional on, inter-alia, the following:

a)	completion of the Offer;

b)	(i) expiration or termination of any waiting periods under the HSR Act or other applicable antitrust laws in respect of the Acquisition; and (ii) obtaining of any approvals from any governmental authority required for the consummation of the Acquisition;

c)	no writ, judgment, injunction, decree, or similar order from any court or other authority being in effect or any law restraining or otherwise preventing the consummation of the Acquisition;

d)	simultaneous consummation of transactions contemplated under the Vendors’ SPA with the PE Investor Shares SPA and PE Investor ADS Securities Purchase Agreement.

B.	Subject to Pan-Asia iGATE Solutions having deposited in the escrow account 100% of the consideration for the Shares to be acquired as a part of the Offer, within five (5) business days from (i) the expiry of 21 (Twenty one) days from the date of the PA or (ii) expiration or termination of any waiting periods under the HSR Act, whichever is later, the PE Investor would cause Mr William O Grabe to resign from the Board and facilitate appointment of 2 (two) nominees of Pan-Asia iGATE Solutions on the Board as directors and a nominee as an observer for a period until the PE Investor Completion. The Observer is allowed to attend all meetings of the Board and committees of the Board and receive notices of all meetings of the board and committees of the board (including for any matter which may be proposed to be passed by circular resolution). Provided however, that till PE Investor Completion, the Observer and the additional directors nominated by Pan-Asia iGATE Solutions shall not be entitled to participate in or receive notices relating to any board discussions or board decision-making involving the pricing (including the setting of discounts, rebates, or other price-related terms), bidding, bidding strategies, marketing, or sales efforts relating to any products or services of the Target Company that are or will be sold in direct competition with the Pan-Asia iGATE Solutions and/or its affiliates.

C.	Upon the Manager to the Offer issuing a certificate to SEBI certifying the satisfaction of Pan-Asia iGATE Solutions’ obligations under Regulations in respect of the Offer pursuant to this PA, the PE Investor Shares and the PE Investor ADS shall be transferred to the Pan-Asia iGATE Solutions and the consideration payable for the PE Investor Shares and the PE Investor ADS shall be paid to the PE Investor subject to, and in accordance with, the terms of the PE Investor Shares SPA and PE Investor ADS Securities Purchase Agreement (including, conditions to completion under the PE Investor Shares SPA and the PE Investor ADS Securities Purchase Agreement), respectively.

D.	From the Execution Date and until the end of 18 (eighteen) months from the date of PE Investor Completion, the PE Investor and its affiliates would not solicit any person who is (or was within 3 (three) months prior to such solicitation) a director or an employee of the Target Company or any of its subsidiaries with annual cost-to-company of Rs.20,00,000 (Rupees Twenty Lacs Only) or more.

E.	From the Execution Date and until the end of 18 (eighteen) months from the date of PE Investor Completion, the PE Investor will not solicit certain specified customers (or any parent of such customer and any subsidiary of such parent) or attempt to induce such customer to either cease to be a customer of, or reduce the business between such customer and, the Target Company or its subsidiary.

F.	The PE Investor Shares SPA and the PE Investor ADS Securities Purchase Agreement are not to be acted upon by Pan-Asia iGATE Solutions and the PE Investor unless all provisions of the Regulations are complied with by Pan-Asia iGATE Solutions and the PE Investor.

8.	As of January 7, 2011, the total issued and paid-up equity capital of the Target Company is Rs.2,633.03 lacs. The paid-up equity capital consists of 13,16,51,330 Shares (“Current Equity Capital”). This Offer is being made to all shareholders (“Shareholders”) of the Target Company except those persons specified in paragraph 57 that are not eligible to participate in the Offer.

9.	Based on the available information, the Diluted Equity Capital as on the date 15 days after the scheduled closing of the Offer has been calculated as follows:

Particulars	No. of Shares
Total fully paid-up equity shares outstanding as of January 07, 2011 (A)	13,16,51,330
Total outstanding ESOPs for which equity shares may be issued during the period of the Offer (B)*	37,76,493
Diluted Equity Capital (A + B)	13,54,27,823

*	Vendors’ SPA

10.	The Shares of the Target Company are listed on BSE and NSE and are frequently traded on both exchanges. The annualised trading turnover based on the trading volume in the Shares of the Target Company on each of the Stock Exchanges during July 2010 to December 2010 (6 (six) calendar months preceding the month in which this PA is issued) is as under:

Stock Exchange	Number of Shares traded during the 6 (six) calendar months prior to the month in which the PA is issued	Total number of listed Shares during this period	Annualized trading turnover (as a % to total listed Shares)
BSE	2,25,49,390	13,14,19,080	34.32%
NSE	9,44,89,962	13,14,19,080	143.80%

Source: BSE and NSE websites

Based on the information available, the Shares of the Target Company are frequently traded; and are most frequently traded on the NSE within the meaning of explanation (i) to regulation 20 (5) of the Regulations.

11.	As of the date of this PA, the Acquirers and the PAC do not hold any shares in the Target Company. The Acquirers and the PAC or any of their directors have not acquired nor have been allotted any Shares of the Target Company in the 12 (twelve) months prior to the date of this PA.

12.	Based on the parameters set out in the Regulations for frequently traded stocks, as per the date of this PA, the Offer Price of Rs.503.50 (Rupees Five Hundred Three and Paise Fifty Only) is justified in view of the following:

Particulars	Price (in Rs. per Share)
The average of the high and low of the closing prices for every week for the last 26-weeks prior to the date of the PA on NSE	Rs.467.94
The average of the daily high and low of the intra-day trading prices for the last 2-weeks prior to the date of the PA on NSE	Rs.471.28
The negotiated price	Rs.503.50

The highest price paid by the acquirer or persons acting in concert with them for acquisition, if any, including by way of allotment in a public or rights or preferential issue during the last 26 weeks

N.A.

a.	The Offer Price of Rs.503.50 (Rupees Five Hundred Three and Paise Fifty Only) per Share being the highest of the above is justified in terms of regulation 20(4) of the Regulations.

b.	The Acquirers and the PAC are permitted to revise the Offer Price upward up to 7 (seven) working days prior to the date of closure of the Offer. In the event of such a revision, an announcement would be made in the same newspapers in which this PA has appeared and the revised Offer Price would be paid for all Shares accepted under the Offer.

13.	The Acquirers and the PAC may purchase additional Shares of the Target Company from the open market or through negotiation or otherwise, from the date of this PA in accordance with regulation 20(7) of the Regulations while remaining compliant with paragraph 12(b) above, as may be applicable, and all details of such purchases will be promptly disclosed by the Acquirers and the PAC to the Stock Exchanges and to the Manager to the Offer in terms of regulation 22(17) of the Regulations.

14.	As on the date of this PA, Kotak Mahindra Capital Company Limited, the Manager to the Offer, does not hold any Shares of the Target Company.

15.	This is not a competitive bid.

Information about the Acquirers

Pan-Asia iGATE Solutions

16.	Pan-Asia iGATE Solutions is an unlisted company incorporated on December 17, 2010, under the laws of the Republic of Mauritius with its registered office at IFS Court Twenty Eight, Cybercity, Ebene, Mauritius, Telephone: (230) 467 3000, Fax: (230) 467 4000.

17.	Pan-Asia iGATE Solutions has been promoted by iGATE Technologies Inc. As of the date of this PA, iGATE Corporation indirectly owns 100% share capital of the Pan-Asia iGATE Solutions.

18.	As of the date of this PA, the paid-up equity share capital of Pan-Asia iGATE Solutions is US$10,000 consisting of 10,000 fully paid-up equity shares having a face value of US$1.

19.	iGATE Corporation and its affiliates have agreed to provide funding to Pan-Asia iGATE Solutions for the purposes of its investment in the Target Company and in connection with the Offer.

20.	The shares of Pan-Asia iGATE Solutions are not listed on any stock exchange.

21.	Since Pan-Asia iGATE Solutions has been recently incorporated, its revenues, net profit, book value, EPS and return on net worth are not ascertainable.

22.	Pan-Asia iGATE Solutions has been set up by iGATE Corporation to act as a platform for global strategic expansion in the IT space, and make certain strategic investments, principally in the Asian and in time African and Middle Eastern regions, on an opportunistic basis. As on the date of this PA, Pan-Asia iGATE Solutions has not made any investment nor commenced any business activity.

iGATE Global Solutions Limited

23.	iGATE Global Solutions Limited was incorporated on December 27, 1993 under the Companies Act, 1956, as amended (“Companies Act”) and has its registered office at 162P & 165P-170P, EPIP Phase II, Whitefield, Bangalore - 560 066, India, Tel: +91 80 4104 0000, Fax: +91 80 4104 1123.

24.	iGATE Global Solutions Limited is promoted by iGATE Corporation. As on date of this PA, iGATE Corporation indirectly owns 100% share capital of iGATE Global Solutions Limited.

25.	iGATE Global Solutions Limited’s service offerings include client/server design and development, conversion/migration services, offshore outsourcing, enterprise resource planning package implementation and integration services, software development and applications maintenance outsourcing. iGATE Global Solutions Limited is engaged in the business of providing business outcomes driven integrated Technology and Operations (iTOPS) solutions with a global delivery model. iGATE Global Solutions Limited’s unique business model aligns with the client’s strategic objectives to achieve operational efficiencies, increase cost variability and rationalize their current operating environment.

26.	The shares of iGATE Global Solutions Limited are not listed on any stock exchange. The shareholding pattern of the iGATE Global Solutions Limited as on the date of this PA is as follows:

No.	Name of Shareholder	Number of Shares	Percentage Shareholding
1.	iGATE Inc.	96,00,000	75.21
2.	iGATE Corporation	31,64,378	24.79

As on date of this PA, iGATE Corporation indirectly owns 100% share capital of iGATE Inc.

27.	The financial details of iGATE Global Solutions Limited on a stand alone basis for last 3 years are as follows:

(All figures in Rupees Lacs except for per Share numbers and return on networth)	Year ended March 31, 2008	Year ended March 31, 2009	Year ended March 31, 2010
Income (including other income)	79,546	90,460	91,667
Profit after Tax	8,713	16,913	16,034
Equity Share Capital	1,276	1,276	1,276
Reserves & Surplus (Excl. Building Revaluation reserve)	38,542	49,653	73,088
Networth	39,818	50,929	74,364
Book Value per share* Rs.	313.85	399.00	582.6
Earning per Share** Rs.	68.67	132.50	125.61
Return on Networth*** (%)	21.88%	33.21%	21.56%

The above financials are based on audited accounts
*	Book Value per share computed as the Networth/Weighted Average Number of equity shares outstanding during the year
**	Earning per share calculated as Profit After Tax/Weighted Average Number of equity shares outstanding during the year

***	Return on Networth calculated as Profit After Tax/Networth as at the end of the year

Note: During the year ended March 31, 2010, the company sub-divided the face value of shares from Rs.200,000 per share to Rs.10 per share. The EPS and book value per share for 2008 and 2009 have been recalculated to reflect the pro forma effect of such stock split.

Information about the PAC

iGATE Corporation

28.	iGATE Corporation was incorporated on November 12, 1996 under the laws of the Commonwealth of Pennsylvania. The registered office is located at Park West Two - Suite 410, 2000 Cliff Mine Road, Pittsburgh, PA 15275, T: +1510 896 3038 Fax: +1510 896 3010. iGATE Technologies Inc. is a wholly owned subsidiary of iGATE Holding Corporation, which is a wholly owned subsidiary of iGATE Corporation. iGATE Technologies Inc. is the holding company of Pan-Asia iGATE Solutions.

29.	Sunil Wadhwani and Ashok Trivedi are the founder shareholders of iGATE Corporation. iGATE Corporation is the ultimate holding company of Pan-Asia iGATE Solutions and iGATE Global Solutions Limited. iGATE Corporation is an outsourcing provider of Information Technology (IT) and IT-enabled operations solutions & services and caters to different geographies through its subsidiary iGATE Global Solutions Limited with its global delivery centers in India and offices across North America, Europe and Asia Pacific. iGATE group has over 8,200 employees and 7 global delivery centers in Australia, India, Japan, and Mexico with offices in 16 countries and 4 continents.

30.	The shares of iGATE Corporation are listed on Nasdaq stock exchange. The shareholding pattern as on the date of this PA is as follows:

Name of the Shareholder	Number of Shares	Percentage Shareholding
Ashok Trivedi	1,25,01,675	22.38
Sunil Wadhwani	1,25,01,675	22.38
Fidelity Management & Research	68,57,684	12.28
Columbia Wanger Asset Management LP	57,07,000	10.22
Vanguard Group, Inc.	19,99,959	3.58
CAC Corp.	13,54,634	2.42
Dimensional Fund Advisors, Inc.	13,50,833	2.42
BlackRock Fund Advisors	10,30,351	1.84
Columbus Circle Investors	10,24,087	1.83
Frontier Capital Management Co. LLC	8,46,903	1.52
Others	1,06,87,199	19.13

31.	The financial details of iGATE Corporation are prepared in accordance with U.S. Generally Accepted Accounting Principles (GAAP). The consolidated financial information for the last three years as derived from its audited financial statements are as follows:

(All figures in Rupees Lac except for per Share numbers, return on networth and P/E Multiple)	Year ended December 31, 2007	Year ended December 31, 2008	Year ended December 31, 2009
Income (including other income)	93,286	99,476	85,282
Profit after Tax	8,415	14,042	12,830
Equity Share Capital	245	247	252
Reserves & Surplus (Excl. Building Revaluation reserve)	72,674	65,339	85,650
Networth	72,919	65,586	85,902
Book Value per share* Rs.	135.11	118.28	153.53
Earning per Share** Rs.	15.59	25.32	22.93
Return on Networth*** (%)	11.54%	21.41%	14.94%
P/E Multiple#	22.92	11.54	19.58

The above financials are based on audited accounts
*	Book Value per share computed as the Networth/Weighted Average Number of common shares outstanding during the year

**	Earning per share calculated as Profit After Tax/Weighted Average Number of common shares outstanding during the year
***	Return on Networth calculated as Profit After Tax/Networth as at the end of the year
The above figures have been converted into INR using the RBI Reference rate 1US Dollar = INR 44.90 (source: www.rbi.org.in) dated December 30, 2010
#	P/E Multiple has been calculated as closing stock price at the end of the calendar year divided by Earning Per Share for the respective calendar year

Information about the Target Company

32.	The Target Company was incorporated on February 10, 1978 under the Companies Act. On September 18, 2003, the Company converted itself from a private limited company into a public limited company. Target Company was listed on BSE and NSE on February 25, 2004.

33.	The registered office of the Target Company is located at S-1A, F-1, Irani Market Compound, Yerawada, Pune – 411 006, Telephone: +91 20 2661 3457; Facsimile: +91 20 2661 3457.

34.	As of January 7, 2011, the total paid-up share capital of the Target Company is Rs.2,633.03 lacs consisting of 13,16,51,330 Shares of face value of Rs.2/- each. There are no partly paid-up shares in the Target Company.

35.	Target Company together with its subsidiaries is engaged in IT consulting, software development and Business Process Outsourcing (“BPO”). Target Company provides multiple service offerings to its clients across various industries comprising banking & financial services, insurance services, manufacturing, retail and distribution, communications, media and utilities and technology services (comprising independent software vendors and product engineering). The various service offerings comprise application development, application maintenance and support, packaged software implementation, infrastructure management services, product engineering services, quality assurance services and BPO services. Target Company has over 16,000 employees and 30 international offices across the Americas, Europe and Asia-Pacific and 22 global delivery centers across the world.

36.	The Shares of the Target Company are listed on the BSE and the NSE. The ADSs of the Target Company are listed on the New York Stock Exchange (“NYSE”).

37.	The financial highlights of the Target Company on a consolidated basis, based on the audited financials, are as follows:

(All figures in Rupees Lacs except for per Share numbers and return on networth)	Year ended Dec 31, 2007	Year ended Dec 31, 2008	Year ended Dec 31, 2009
Income (including other income)	2,77,503	3,24,611	3,27,557
Profit after Tax	48,363	43,801	58,661
Equity Share Capital	2,780	2,562	2,583
Reserves & Surplus (Excl. Building Revaluation reserve)	2,70,803	2,81,419	3,50,590
Networth	2,73,601	2,83,998	3,55,082
Book Value per share* Rs.	195.4	209.1	272.0
Earning per Share** Rs.	34.54	32.25	44.93
Return on Networth*** (%)	17.68%	15.42%	16.52%

The above financials are based on audited accounts (Source: Annual reports of the Target Company)
*	Book Value per Share calculated as the Networth/Weighted Average Number of equity shares outstanding during the year
**	Earning per share calculated as Profit After Tax/Weighted Average Number of equity shares outstanding during the year
***	Return on Networth calculated as Profit after Tax/Networth as at the end of the year

Note – Networth excludes building revaluation reserve

Reasons for the Acquisition and Future Plans about the Target Company

38.	The completion of the Acquisition will result in substantial acquisition of shares and voting rights in the Target Company accompanied with a change in control of the Target Company. This PA for the Offer is therefore being made in accordance with regulations 10 and 12 of the Regulations.

39.	The Acquirers and the PAC acknowledge the strong potential offered by the information technology, consulting, and outsourcing business and propose to expand their presence through the Acquisition. The Acquisition will bring together the Acquirers’, the PAC’s and Target Company’s brands and is expected to facilitate sustained long term growth for the combined entity. The combination is expected to create a compelling go-to-market strategy, with Acquirers’ and PAC’s iTOPS and outcome-based pricing model augmented by Target Company’s delivery expertise and focus on micro-verticals. The Acquirers and the PAC expect to realize the following combination benefits:

•	Opportunity to play in larger deals and more verticals

•	Opportunity to cross-sell key solutions to a broader client base

•	Economies of scale from consolidation of shared services

•	Efficiencies in operations and delivery services

•	Enhanced account management capabilities and strategies

The Acquirers and the PAC believe that by utilizing an expanded pool of talent, diverse expertise across multiple verticals, higher level strategic end-to-end service offerings and an established management team with a track record of proven execution shall strengthen Acquirers’ and PAC’s competitive position as a top-tier player in the highly-fragmented global IT industry.

40.	As of date of this PA, the Acquirers and the PAC do not have any plans to dispose off or otherwise encumber any assets of the Target Company in the next two years, except in the ordinary course of business and except to the extent required for the purpose of restructuring and/or rationalization of assets, investments, liabilities, business or otherwise of the Target Company, which will be done subject to receipt of statutory approvals wherever necessary. Further, subject to the requisite approvals, the Acquirers and the PAC may evaluate options regarding disposal of any surplus assets.

41.	The Acquirers and the PAC reserve the right to streamline/restructure the operations, assets, liabilities and/or businesses of the Target Company through arrangement/reconstruction, restructuring, merger (including but not limited to merger with itself or any of its subsidiaries), demerger/delisting of the Shares of the Target Company from the Stock Exchanges and/or sale of assets or undertakings, at a later date. Such decisions will be taken by the boards of Directors of Acquirers and the PAC and/or the Board of the Target Company in accordance with procedures set out by applicable law, and pursuant to business requirements and in line with opportunities or changes in the economic scenario, from time to time. The Acquirers and the PAC will evaluate and consider such proposals from time to time in accordance with the business requirements, if appropriate.

Statutory Approvals and Other Approvals required for this Offer

42.	This Offer is subject to the Acquirers and the PAC obtaining the following necessary statutory approvals:

a.	Approval from the Reserve Bank of India (“RBI”) under the Foreign Exchange Management Act, 1999, as amended, for the acquisition/transfer of the Shares tendered pursuant to this Offer, as required. The Acquirers and the PAC will make the requisite application to RBI to obtain such approval;

b.	Approval of the anti-trust authorities in the United States of America and other jurisdictions in respect of the Acquisition. The Acquirers and the PAC will make the requisite application(s) to obtain such approvals.

43.	As of the date of this PA, to the best of the knowledge of the Acquirers and the PAC, there are no other statutory approvals required to acquire the Shares that are validly tendered pursuant to this Offer.

44.	Notwithstanding paragraphs 42 and 43, if any other statutory approvals are required or become applicable, the Offer would be subject to the receipt of such other statutory approvals. The Acquirers and the PAC will not proceed with the Offer in the event any statutory approval indicated herein is not obtained in terms of regulation 27 of the Regulations.

45.	It may be noted that in case of non-receipt of statutory approvals within time, SEBI has the power to grant an extension of time to the Acquirers and the PAC for payment of consideration to Shareholders subject to the Acquirers and the PAC agreeing to pay interest for the delay, as directed by SEBI under regulation 22(12) of the Regulations.

46.	To the best knowledge of the Acquirers and the PAC, there are no approvals required from Indian financial institutions or Indian banks for the Offer.

47.	The Acquirers and the PAC intend to appoint their nominees on the Board of the Target Company in accordance with the Regulations, Companies Act and the Articles of Association of the Target Company. Hence, in accordance with regulation 22(7) of the Regulations, the Acquirers and the PAC may deposit 100% of the Maximum Consideration (as defined in paragraph below) to entitle the appointment of their nominees on the Board of the Target Company.

Option to the Acquirers and the PAC in terms of regulation 21(2) of the Regulations

48.	If, pursuant to this Offer, the public shareholding is found to be reduced below the minimum level required as per the listing agreements entered into by the Target Company with the BSE and NSE (the “Listing Agreements”) as a result of acquisition of equity shares under the Offer, the Acquirers and the PAC shall take necessary steps to facilitate compliance of the Target Company with the relevant provisions of the Listing Agreements and notification of the Government of India dated June 4, 2010 amending the Securities Contracts (Regulation) Rules, 1957 within the time stipulated therein as required under regulation 21(2) of the Regulations.

49.	In the above event, depending upon the response to this Offer, the Acquirers and the PAC may exercise the option of delisting the shares of the Target Company after the completion of the Offer following the procedure stipulated under SEBI (Delisting of Equity Shares) Regulations, 2009 subject to various factors including the financial position of the Acquirers and the PAC, prevailing market and economy conditions, market price of the Target Company and the regulatory framework for delisting.

Financial Arrangements

50.	The maximum consideration payable under this Offer, assuming full acceptance, is Rs.1363,75,81,978/-(Rupees One Thousand Three Hundred Sixty Three Crores Seventy Five Lacs Eighty One Thousand Nine Hundred and Seventy Eight Only) (“Maximum Consideration”).

51.	By way of security for performance of its obligations under the Regulations, the Acquirers and the PAC have made an escrow arrangement for the Offer comprising of cash deposit of an amount of Rs.151,37,58,198/- (Rupees One Hundred Fifty One Crores Thirty Seven Lacs Fifty Eight Thousand One Hundred and Ninety Eight Only) in cash, which is adequate as per the computation of escrow amount as required by the Regulations. The Acquirers and the PAC have made the cash deposit with Standard Chartered Bank, 26–27, Raheja Towers, MG Road, Bangalore 560001, India. This has been confirmed vide a confirmation letter dated January 10, 2011 issued by Standard Chartered Bank. The Manager to the Offer is empowered to realize the value of the cash deposit in accordance with the Regulations.

52.	The Acquirers and the PAC propose to finance the Offer through internal accruals, equity infusion and bank borrowings. The Acquirers and the PAC have arranged for:

a)	Following investments amounting to Rs.349,70,00,000 (Rupees Three Hundred Forty Nine Crores and Seventy Lacs Only) earmarked exclusively for the purposes of meeting the Acquirers’ and the PAC’s obligations under the Offer:

Description	Rs. Crores
Cash Balance	20.0
Mutual Funds	304.2
Birla Sun Life - Group Unit Linked (Leave Encashment)	10.5
Non Convertible Debentures	15.0
Total Funds	349.7

b)	An equity commitment in accordance with its terms from Viscaria Limited, a company backed by funds advised by Apax Partners LLP, (Office Address: 77 Lemesou, Elia House P.C. 2121, Nicosia, Cyprus, Tel: (357) 2241 8800, Fax: (357) 2241 8801) for US$210,000,000/- (US Dollar Two Hundred Ten Million Only) (equivalent to Rs.952,77,00,000 (Rupees Nine Hundred Fifty Two Crores and Seventy Seven Lacs Only) using the RBI Reference rate 1 US Dollar = Rs.45.37 (source: www.rbi.org.in) dated January 7, 2011) from which the PAC can draw down for the purpose of this Offer; and

c)	Escrow arrangement comprising of cash deposit as set out in para 51 above.

The source of funds to meet the Acquirers’ and the PAC’s obligations under the Offer is a combination of domestic and foreign funds.

53.	T Ramachandran (Membership Number: 207600), Partner, T. Ramachandran & Co., Chartered Accountants, (Address: #203-204, Jayam Complex, 2nd Floor, Sampige Road, Malleshwaram, Bangalore—560 003 Tel: +91 80 4128 1816), (“Accountants”) have confirmed by their certificate dated January 10, 2011 that the Acquirers and the PAC have adequate financial resources through verifiable means available for meeting their obligations under the Regulations for a value up to the Maximum Consideration.

54.	On the basis of the aforesaid financial arrangements and the Accountants’ certificate, the Manager to the Offer confirms that adequate funds are available with the Acquirers and the PAC through verifiable means to implement this Offer.

Other terms of this Offer

55.	The Offer is not conditional and is not subject to any minimum level of acceptance.

56.	A letter of offer (“Letter of Offer”) specifying the detailed terms and conditions of this Offer along with the Form of Acceptance-cum-Acknowledgement (“Form of Acceptance”) and Form of Withdrawal will be mailed to all the Shareholders, except the Acquirers and the PAC and parties to the SPAs, whose names appear on the register of members of the Target Company at the close of business hours on January 14, 2011 (“Specified Date”), being registered equity shareholders as per the records of National Securities Depository Ltd. (“NSDL”) and Central Depository Services (India) Limited (“CDSL”), registered ADS holders as per the records of Hong Kong and Shanghai Banking Corporation (“HSBC”), being the custodian for ADS, and registered shareholders holding shares in physical form as per the records of the Target Company, as on the Specified Date.

57.	This Offer is made to all Shareholders as on the Specified Date, and also to persons who acquire Shares before the closure of the Offer and tender these Shares into the Offer in accordance with this PA, save and except for the Acquirers, the PAC, the Vendors, and the PE Investor.

58.

The Shareholders who wish to tender their Shares pursuant to this Offer will be required to communicate their acceptance in the form and manner specified in the Letter of Offer to Karvy Computershare Private Limited acting as the Registrar to the Offer (“Registrar to the Offer”) in accordance with the instructions contained in the Letter of Offer and Form of Acceptance. Applicants who cannot hand deliver their documents at the collection centers, as will be mentioned in the Letter of Offer, may send such documents by registered post or by courier, at their own risk and cost, to the Registrar to the Offer at its address mentioned in paragraph 78. In case of non-receipt of the Letter of Offer, shareholders may download the same from the SEBI website (http://www.sebi.gov.in) or obtain a copy of the same from the Manager to the Offer or Registrar to the Offer on providing suitable documentary evidence of ownership of such Shares.

a.	In respect of dematerialised shares Shareholders must ensure that the credit for the shares tendered is received in the special depository account as specified below on or before 3.30 PM Indian Standard Time on March 23, 2011. If the Shareholders hold their shares through CDSL, their Depository Participant Instruction will have to take the form of an inter-depository delivery instruction to CDSL for the purpose of crediting their shares in favour of the special depository account with NSDL as mentioned below.

Depository Name	National Securities Depository Ltd. (NSDL)

Account Name	Karvy Escrow Account PCSL Open Offer

DP Name	Karvy Stock Broking Limited

DP ID Number	IN300394

Beneficiary Account Number	18025645

ISIN	INE660F01012

Market	Off-Market

Date of Credit	Prior to 3.30 PM on or before March 23, 2011

It is the sole responsibility of the Shareholders to ensure credit of their Shares in the depository account above, prior to the closure of the Offer.

b.	Shareholders holding shares in physical form and who wish to tender their shares, are required to submit the Form of Acceptance together with their share certificate(s), transfer deed and such other documents as may be specified in the Letter of Offer and the Form of Acceptance.

59.	Shareholders who have acquired Shares of the Target Company but whose names do not appear in the register of members of the Target Company on the Specified Date or those who have not received the Letter of Offer, may also participate in this Offer by submitting an application on a plain paper giving details regarding their shareholding and confirming their agreement to participate in this Offer as per the terms and conditions of this Offer. This is to be sent to the Registrar to the Offer together with:

a.	In case of Shareholders holding Shares in dematerialized form, the name, address, number of Shares held, number of Shares offered, Depository (“DP”) Participant name, DP ID number, beneficiary account number along with a photocopy of the Delivery instruction in “off-market” mode, duly acknowledged by the DP in favour of Karvy Escrow Account PCSL Open Offer, as per instructions mentioned above.

b.	In case of Shareholders holding Shares in physical form, the relevant share certificate(s) and transfer deeds, and the original contract note issued by a registered share broker of a recognized stock exchange through whom such Shares were acquired wherever applicable

60.	No indemnity would be required from unregistered shareholders regarding the title to the Shares.

61.	Shareholders of the Target Company who wish to accept the Offer shall send/deliver the Form of Acceptance along with all the relevant documents at any of the collection centers of the Registrar to the Offer as will be mentioned in the Letter of Offer in accordance with the procedure as set out in the Letter of Offer.

62.	Shares should not be submitted/tendered to the Manager to the Offer, the Acquirers, the PAC or the Target Company.

63.	A copy of the Letter of Offer (including Form of Acceptance) is expected to be available on SEBI’s website (http://www.sebi.gov.in) during the period the Offer is open and may also be downloaded from the site.

64.	The Regulations require that the Offer be for Shares only. Consequently, ADS holders are not permitted to directly tender ADSs. ADS holders who wish to participate in this Offer may withdraw their underlying Shares and tender such Shares in the Offer. The Letter of Offer, Form of Acceptance and ADS Letter of Transmittal will be sent to HSBC, being the Custodian of the ADS. Details in respect of the procedure to be followed by the ADS holders in respect of the Offer will be provided for in the Letter of Offer and ADS Letter of Transmittal.

65.	Applications in respect of Shares of the Target Company that are subject matter of litigation wherein the shareholders of the Target Company may be prohibited from transferring such Shares during the pendency of the said litigation are liable to be rejected if the directions/orders regarding such Shares are not received together with the Shares tendered under the Offer. The Letter of Offer in some of these cases, wherever possible, will be forwarded to the concerned statutory authorities for further action by such authorities.

66.	The Registrar will hold in trust the Form of Acceptance, Shares, share certificates, transfer deed(s) and/or other documents on behalf of the shareholders of the Target Company who have accepted this Offer, until the warrants/cheques/drafts for the consideration are dispatched and unaccepted share certificate/Shares, if any, are dispatched/returned to the relevant Shareholders.

67.	The payment of consideration for accepted applications will be made by the Acquirers and the PAC in cash through account payee cheques/demand drafts/warrants/NECS/NEFT/RTGS sent by registered post for amounts exceeding Rs.1,500/- (Rupees One Thousand and Five Hundred Only) and otherwise under certificates of posting in accordance with the Regulations and, the same will be drawn in the name of the first named person in the case of joint holders.

68.	The unaccepted share certificates, transfer forms and other documents, if any, would be returned by registered post at the shareholders’ sole risk. Unaccepted Shares held in dematerialized form will be credited back to the beneficial owners’ depository account with the respective depository participant as per details received from their depository participant.

69.	If the Shares tendered in this Offer by the shareholders of the Target Company are more than the Shares to be acquired under this Offer, the acquisition of Shares from each shareholder will be on a proportionate basis as per provisions of regulation 21(6) of the Regulations such that the acquisition from each shareholder shall not be less than the minimum marketable lot or the entire holding, if it is less than the marketable lot. The marketable lot for the Target Company is 1 (one) Share.

70.	A schedule of the activities pertaining to the Offer is given below:

Activity	Date	Day

Date of PA	January 11, 2011	Tuesday

Specified Date*	January 14, 2011	Friday

Last date for a competitive bid, if any	February 1, 2011	Tuesday

Last date for dispatch of Letter of Offer to the Shareholders of the Target Company	February 25, 2011	Friday

Offer Opens on	March 04, 2011	Friday

Last date for revising the Offer Price	March 14, 2011	Monday

Last date for withdrawing by Shareholders	March 18, 2011	Friday

Offer Closes on	March 23, 2011	Wednesday

Last date by which acceptance/rejection would be intimated and corresponding payment for acquired shares and/or the share certificate/demat delivery instruction for rejected Shares will be dispatched/issued

	April 07, 2011	Thursday

*	Specified Date is only for the purpose of determining the names of the shareholders as on such date to whom the Letter of Offer would be sent and all shareholders (registered or unregistered) of the Target Company, except those persons specified in paragraph 57 that are not eligible to participate in the Offer

General

71.	Shareholders who have accepted this Offer by tendering the requisite documents, in terms of this Public Announcement/Letter of Offer, can withdraw the same up to 3 (three) working days prior to the date of the closure of this Offer.

72.	As per the Regulations, the Acquirers and the PAC can revise the Offer Price upwards up to 7 (seven) working days prior to the closure of this Offer and the revision, if any, in the Offer Price would be announced in the same newspapers where this Public Announcement has appeared and the revised price would be paid to all shareholders who tender their Shares in this Offer.

73.	If there is a withdrawal of the Offer by the Acquirers and the PAC, the same will be informed by way of a public announcement in the same newspapers in which this PA has appeared.

74.	If there is a competitive bid:

a.	The public offers under all the subsisting bids shall close on the same date.

b.	As the offer price cannot be revised during 7 (seven) working days prior to the closing date of the offers/bids, it would, therefore, be in the interest of Shareholders to wait until the commencement of that period to know the final offer price of each bid and tender their acceptance accordingly.

75.	The Acquirers, the PAC, the Target Company and the Sellers have not been prohibited by the SEBI from dealing in securities, in terms of direction issued under Section 11B or any other regulations made under the SEBI Act, 1992.

76.	This PA is expected to be available on the SEBI website at http://www.sebi.gov.in.

77.

Pursuant to regulation 13 of the Regulations, the Acquirers and the PAC have appointed Kotak Mahindra Capital Company Limited as the Manager to the Offer (Address: Bakhtawar 1st Floor, 229 Nariman Point, Mumbai – 400 021; Ph.No.: +91 22 6634 1100; Fax No.: +91 22 2284 0492; email: project.patnioffer@kotak.com; Contact Person: Chandrakant Bhole).

78.	The Acquirers and the PAC have appointed Karvy Computershare Private Limited as the Registrar to the Offer (Plot No 17-24, Vithalrao Nagar, Madhapur, Hyderabad - 500 081, Tel: +91 40 2342 0815; Fax: +91 40 2343 1551; email: murali@karvy.com; Contact Person: Murali Krishna)

79.	The Acquirers, the PAC and the Boards of Directors of the Acquirers and the PAC accept full responsibility for the information contained in this PA (except for any information on the Target Company, which has been derived from information published by the Target Company or provided by the Target Company or publicly available sources) and also accept responsibility for the obligations of the Acquirers and the PAC as laid down in the Regulations.

Advisor to the Acquirers and the PAC

Jefferies India Private Limited

307, Ceejay House

Shivsagar Estate

Dr. Annie Besant Road

Worli, Mumbai – 400 018

Tel. No.: +91 22 4356 6000

Contact Person: Vikash Kabra

Issued by the Manager to the Offer, for and on behalf of the Acquirers and the PAC

Kotak Mahindra Capital Company Limited Bakhtawar 1st Floor, 229 Nariman Point Mumbai – 400 021 Tel. No.: +91 22 6634 1100 Email: project.patnioffer@kotak.com Contact Person: Chandrakant Bhole

Dated: January 11, 2011

Place: Mumbai